Exhibit 3.123

ARTICLES OF ORGANIZATION

OF

FD RETAIL PROPERTIES, LLC

To form a limited liability company under Chapter 12 of Title 13.1 of the Code of Virginia of 1950, as amended (the “Code”), the undersigned sets forth the following:

1.             The name of the Company is FD Retail Properties, LLC.

2.             The initial registered office of the Company is in the County of Henrico, Virginia, and its post office address is 4701 Cox Road, Suite 285, Glen Allen, VA, 23060-6802.  The name of its initial registered agent is CT Corporation System, a domestic or foreign stock or nonstock corporation, limited liability company, or registered limited liability partnership authorized to transact business in the Commonwealth of Virginia, and whose business address is the same as the address of the initial registered office of the Company.

3.             The post office address of the principal office where the records will be maintained pursuant to Code §13.1-1028 is 500 Volvo Parkway, Chesapeake, VA 23320.

4.             To the fullest extent permitted by the Virginia Code, as it now exists or may be later amended, in any proceeding brought by or in the right of the limited liability company or brought by or on behalf of members of the limited liability company, no manager or member of the Company shall be liable for any amount of monetary damages to the Company or its managers or members arising out of a single transaction, occurrence or course of conduct.  The liability of a manager or member shall not be limited as provided in this paragraph, if the manager or member engaged in willful misconduct or a knowing violation of the criminal law.

SIGNED this 19th day of January, 2016.

/s/ Meagan J. Thomasson
Meagan J. Thomasson, Esq., Organizer